UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 000-28584

Check Point Software Technologies Ltd.
(Translation of Registrant’s name into English)

5 Ha’solelim Street
Tel Aviv, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

Investor Contact	Media Contact
Kip E. Meintzer	Lindsay Bubbico
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1 917-754-3013
ir@checkpoint.com	press@checkpoint.com

CHECK POINT NAMES MARIUS NACHT CHAIRMAN OF THE BOARD

SAN CARLOS, CA – September 1, 2015 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the largest pure-play security vendor globally, today announced its decision to separate the position of Chairman and CEO and to appoint Marius Nacht as non-executive Chairman of the Board.  Mr. Nacht, one of Check Point’s founders, has served as Vice Chairman of the Board of Directors since 2001 and as a director of Check Point since its incorporation in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President positions at Check Point.

“Marius has been an instrumental part of Check Point’s success.  I look forward to continuing to work with him in his expanded role,” said Gil Shwed, Founder & CEO of Check Point Software Technologies.

“I’m excited about my expanded role.  We have a tremendous opportunity to help our customers face the challenges of cyber security defense.  Our upcoming threat prevention technology as well as our new mobile security suite provides the ultimate business solution to address current and evolving cyber threats.  It is a great honor for me to support the company, that I’ve helped found, into its next generation of market leadership,” said Marius Nacht, new Chairman of Check Point Software Technologies.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is the largest pure-play security vendor globally, provides industry-leading solutions, and protects customers from cyberattacks with an unmatched catch rate of malware and other types of attacks. Check Point offers a complete security architecture defending enterprises’ networks to mobile devices, in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2015 Check Point Software Technologies Ltd. All rights reserved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Check Point Software Technologies Ltd.
/s/ John Slavitt
John Slavitt
General Counsel
Dated: September 1, 2015